SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY
SHAREHOLDERS´MEETING HELD ON AUGUST 30, 2004

TELE CELULAR SUL PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3
Publicly-held Company

DATE, TIME AND PLACE: On August 30, 2004, at 11 a.m., in the head-office of TELE CELULAR SUL PARTICIPAÇÕES S.A. (the “Company”), at Rua Comendador Araújo nº 299, Curitiba, Paraná.

PRESENCE AND CALL: Present shareholders duly called representing more than 65% of the voting capital of the company, in accordance with registers and signatures on the Shareholders´ Attendance Book, all of whom duly called by the Second Call Notice published on August 20, 23 and 24, 2004, at Gazeta Mercantil and at Diário Oficial do Estado do Paraná and on August 20, 21 and 22, 2004, at Gazeta do Povo. Also present were (i) the Investors Relations Director of the Company, Mr. Paulo Roberto Cruz Cozza; (ii) the following member of the Fiscal Committee of the Company, Mr. José Antônio Machado, (iii) the representative of the independent auditors of the Company, Ernst & Young Auditores Independentes S.S., (iv) the representative of Banco ABN AMRO Real S.A., as well as (v) the representative of the independent appraiser Acal Consultoria e Auditoria S.S., in order to provide clarifications that may be requested by the shareholders regarding the matter of the agenda.

CHAIR: Having verified the legal quorum, Mr. José Doroteu Fabro was appointed as the Chairman of the Meeting and Mr. Fabiano Gallo as the Secretary.

AGENDA: (i) examine, discuss and approve the Agreement of Merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (“Merged Entity”) by the Company; (ii) approve and ratify the appointment of the specialized company to prepare the appraisal reports of the assets of the Merged Entity; (iii) approve the appraisal reports of the Merged Entity and of the Company prepared for the purpose of the merger; (iv) declare effective the merger of the Merged Entity by the Company, in accordance with the respective Agreement of Merger; (v) decide upon the change of the corporate name of the Company and consequent amendment to the Article 1 of the By-laws of the Company; (vi) approve the capital increase of the Company, in the amount of R$ 428,237,919.90 (four hundred twenty-eight million two hundred thirty-seven thousand nine hundred nineteen reais and ninety centavos), and consequent amendment to the Article 5 of the By-laws of the Company; (vii) approve the increase of the limit of the authorized capital of the Company and consequent amendment to the Article 6 of the By-laws of the Company; and (viii) authorize the directors to practice any necessary act to the execution and completion of the referenced merger.

OPINION OF THE FISCAL COMMITTEE: The Chairman also informed to the shareholders that the Fiscal Committee issued an opinion, as set forth in item III of Article 163 of Law No. 6.404/76, in which said committee formalizes its understanding that it is favorable to the merger of the Merged Entity by the Company.

DELIBERATIONS: After discussing the matters of the agenda, the shareholders approved such matters as follow: (i) by unanimity it was approved in its integrality and without reservations, the Agreement of Merger executed on July 19, 2004 (“Agreement of Merger”), a copy of which initialed by the members of the Chair was filed in the head-office of the Company; (ii) by unanimity it was approved and ratified the appointment of the specialized company which proposed the appraisal reports described in items 2.2 and 2.3 of the Agreement of Merger; (iii) by unanimity it was approved the appraisal reports of the Merged Entity and the Company prepared for the purposes of the merger and described in Clause Two of the Agreement of Merger, a copy of which initialed by the members of the Chair was filed in the head-office of the Company; (iv) in view of the deliberations above, the shareholders unanimously approved and declared effective the merger of the Merged Entity by the Company, pursuant to the provisions of the Agreement of Merger and pursuant to the appraisal reports above referred, being the merger and the withdrawal right amount based on the financial statements of the Merged Entity and the Company prepared on June 30, 2004, which has also been reviewed by the shareholders; (v) by unanimity it was approved the change of corporate name of the Company which shall now be “TIM PARTICIPAÇÕES S.A.”, and the consequent amendment to the Article 1 of the By-laws of the Company, which shall now read as follows: “Art. 1 - TIM PARTICIPAÇÕES S.A. is a publicly-held company, which is governed by the present By-laws and the applicable legislation”; (vi) by unanimity it was approved the capital increase of the Company in the value of R$ 428,237,919.90 (four hundred twenty-eight million two hundred thirty-seven thousand nine hundred nineteen reais and ninety centavos), upon the issuance of 127.594.750.755 (one hundred twenty-seven billion five hundred ninety-four million seven hundred and fifty thousand seven hundred fifty-five) ordinary shares and 211.151.865.760 (two hundred eleven billion one hundred fifty-one million eight hundred sixty-five thousand seven hundred sixty) preferred shares, all nominative and without par value, totally subscribed and paid herein by the shareholders of the Merged Entity, replacing their participation in the capital stock of the Merged Entity, extinguished due to the merger. As a consequence of the capital increase of the Company, it was also unanimously approved the amendment to Article 5 of the By-laws of the Company, which shall now read as follows: “Article 5 – The subscribed capital stock, fully paid-in, is of R$884,503,728.21 (eight hundred eighty-four million five hundred three thousand seven hundred twenty-eight reais and twenty-one centavos) represented by 702.505.238.983 (seven hundred two billion five hundred five million two hundred thirty-eight thousand nine hundred and eighty-three) shares, being 264,793,443,731 (two hundred sixty-four billion seven hundred ninety-three million four hundred forty-three thousand seven hundred thirty-one) ordinary shares and 437,711,795,252 (four hundred thirty-seven billion seven hundred eleven million seven hundred ninety-five thousand two hundred and fifty-two) preferred shares, all nominative and without par value”; (vii) it was approved by majority the increase of the limit of the authorized capital of the Company, which shall now be 1.400.000.000.000 (one trillion four hundred billion) shares, either ordinary or preferred, and the consequent amendment to the Article 6 of the By-laws of the Company, which shall now read as follows: “Article 6 – The Company is authorized to increase its capital upon the deliberation of the Board of Directors, independent of amendment to the By-laws, up to the limit of 1.400.000.000.000 (one trillion four hundred billion) shares, ordinary or preferred. Sole Paragraph – Within the limit of the authorized capital set forth in this Article, the Company may grant stock option plans to its managers, employees and individuals who render services to the Company or to companies under its control, in accordance with the plan approved by the General Shareholders´ Meeting”; and (viii) by unanimity the directors of the Company were authorized to practice any necessary act for the execution and completion of the referenced merger, including but no limited to the acts which might become necessary to formalize before third parties and competent public authorities that the head-office of the Merged Entity shall automatically become a branch of the Company. Finally, the shareholders approved the drafting of these Minutes under a summary form, to be published without the signature of the shareholders.

CLOSING AND DRAFTING OF THE MINUTES: Since the matters of the agenda had been totally resolved by the shareholders, all work was suspended until these Minutes were duly drafted, and, once the session was reopened, these Minutes were read, approved and signed by the totality of the shareholders .

Curitiba, August 30, 2004

__________________________

José Doroteu Fabro

Chairman

__________________________

Fabiano Gallo

Secretary

Shareholders:

__________________________	__________________________
Tim Brasil Participações S.A	Caixa de Previdência. dos Funcionários do Banco do Brasil

__________________________	__________________________
MLC Limited	NCIT Capital Int e M Share Trust

__________________________	__________________________
Emerging Markets Growth Fund Inc	Capital G EM Mark Eq. Fund for Tax Exempt T

__________________________	__________________________
MLC Limited	SSGA Emerging Markets Fund

__________________________	__________________________
NCIT Capital Int e M Share Trust	Emerging Markets Growth Fund Inc

__________________________	__________________________
Capital G EM Mark Eq. Fund for Tax Exempt T	Capital Guadian em MKTS TF for tX Exempt

__________________________	__________________________
The California State Teachers Retirement SY	The Master T B of Japan Ltd RE MTBC 40003514

__________________________	__________________________
Capital Guardian EM MKTS R EQ For Tax E	Capital Guardian Emerg Equi Mast FD

__________________________	__________________________
Capital Guardian EM MKTS R EQ For Tax E	Capital Guardian Emerg Equi Mast FD

__________________________	__________________________
Safra National Bank of New York	Bank Safra Luxembourg

__________________________	__________________________
Vailly S/A	Tanlay S/A

__________________________
Fundo Bradesco Templeton VL Fundo de Investimento em Ações

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: August 30, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer